BARREL ENERGY INC.

18490 66a Ave.

Surrey, B.C. V3S 9Y6

Canada

March 23, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Parhaum J. Hamidi, Staff Attorney

Re:	Barrel Energy Inc. Registration Statement on Form S-1 Filed January 29, 2015 File No. 333-201740

Dear Mr. Hamidi:

This letter sets forth the responses of Barrel Energy Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of February 25, 2015. Each numbered paragraph below responds to the comment having the same number in the February 25, 2015 comment letter.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The registrant has not presented the referenced written communications to potential investors.

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Prospectus Summary, page 5

The Offering, page 5

2.

Please ensure the information you provide regarding your offering is consistent throughout your registration statement. For example, we note your disclosure on page 5 that “8,000,0000” shares will be outstanding after the offering if all shares are sold.

This typographical error has been corrected.

We Do Not Have Any Proven Reserves of Oil or Gas, page 7

3.

Both here and on page 21, you reference “contingent probable reserves.” The staff is not familiar with that term. The fact that these reserves are “contingent” would not appear to meet the definition of probable reserves set forth in Rule 4-10(a)(18) of Regulation S-X and suggests a level of uncertainty lower than possible reserves. The Instructions to Item 1202 of Regulation S-K indicate that estimates oil and gas resources other than reserves shall not be disclosed in any document filed with the Commission. Provide us with support for why these quantities qualify as proved, probable or possible reserves as defined in Rule 4-10(a) of Regulation S-X.

The concept of “contingent probable reserves” has been deleted from the S-1.

4.	In that regard, we are unable to locate the term “contingent probable reserves” in the Marlin Consulting report even though you indicate that such is “according to the Report.”

The Marlin report has been revised to delete the concept of “contingent probable reserves.”

5.

In that regard, you also indicate that, if a re-work occurred, then “any reserves on the remaining acreage of the leases would be possible reserves.” As the re-work has not yet occurred and it does not appear that you have secured funding to conduct the re-work, please advise why you believe that you have a basis for stating now that you will “possible” reserves.

The reference to “possible reserves” has been deleted.

Plan of Distribution, page 17

Terms of the Offering, page 18

6.

You state in the second sentence on page 18 that “[t]he selling shareholder will also sell at a fixed price of $0.025.” Please clarify this reference to a selling shareholder, as the balance of your registration statement indicates that this is exclusively a primary offering.

The erroneous reference to a selling shareholder has been deleted.

Description of Securities, page 18

7.

On page 18, you state that your “authorized capital stock consists of 75,000,000 shares of common stock, par value $.001 per share.” However, Article 5 of your Articles of Incorporation indicates that you are authorized to issue 70,000,000 shares of common stock and 5,000,000 shares of preferred stock. Please revise or advise.

The language on page 18 has been corrected to be consistent with the Articles of Incorporation.

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Description of Our Business, page 19

General Information, page 19

8.

You state in the final sentence on page 19 that the Peace River Arch “is known for its prolific oil, NGL and natural gas wells and is one of the most desirable light oil and natural gas liquids drilling areas in North America.” Please provide objective substantiation for this statement, including the metric you have used to determine that the Peace River Arch “is one of the most desirable” drilling areas. Alternatively, please revise to indicate, if true, that the statement reflects management’s belief.

We have removed the language regarding the desirable drilling location.

Disclosure of Oil and Gas Operations, page 21

9.

We note your disclosure on page 22 identifying Lone Pine as the operator of the Bison property. Please file your operating agreement with Lone Pine as an exhibit to your registration statement, or provide your analysis as to why you are not required to file the agreement under Item 601(b)(10) of Regulation S-K.

The agreement with the operator has been added as an Exhibit.

Management’s Discussion and Analy sis, page 28

Liquidity Requirements, page 31

10.

We note your disclosure here regarding the sale of common stock to your officers and directors. As these appear to be unregistered sales of securities, please provide all disclosure that Item 701 of Regulation S-K requires.

We have included the disclosure here that is also made on page 35.

11.	We note your description here of loans that Mr. Sangha has provided to you. Please file the loan agreements as exhibits to your registration statement or advise.

The loan agreement has been added as an exhibit.

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Directors, Executive Officers, Promoters, and Control Persons, page 31

Background Information About Our Officers and Director, page 32

12.

Please provide the business experience for each of your officers and director during the past five years, including each person’s principal occupations, the names of employing businesses, and the dates of employment. See Item 401(e) of Regulation S-K.

This information has been added in the form of a table.

Certain Relationships and Related Transactions, page 35

13.	Please provide all information that Item 404 of Regulation S-K requires. Include the full principal amount of the loan that Mr. Sangha provided to you.

The principal balance of the loan has been added.

Financial Statements

General

14.	Please update your historical financial statements to comply with Rule 8-08 of Regulation S-X.

December 31, 2014 unaudited financial statements have been added to the Form S-1.

Exhibits

15.

Exhibit 3.1 and 10.1 were electronically filed in an un-searchable format. Please amend your filing to make sure all exhibits are submitted in a text searchable format. Refer to Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 29) (December 2014), and Item 301 of Regulation S-T.

These PDF exhibits were re-typed or converted to WORD format.

Exhibit 99.1

16.

The report references SEC pricing “guidelines.” The pricing information set forth in Rule 4-10(a)(22)(v) of Regulation S-X are requirements, not guidelines. Also, the report indicates that it used the DOE gas price long term forecast. SEC price requirements are based on historical, not forecast prices. Explain to us how this report complies with Rule 4-10(a)(22)(v) of Regulation S-X.

Marlin revised the report to address these two concerns.

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The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Gurminder Sangha
Gurminder Sangha
President and Principal Executive Officer
Barrel Energy Inc.

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